ALPHA BANK






05006215

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, February 25, 2005
Our reference No.13.1.23


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C.
185
SECTION

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.J. BILIONI

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr


ATHENS 2004
OFFICIAL BANK





ALPHA BANK

Date of Ordinary General Meeting and of dividend payment [24.2.2005]

According to article 277 par.2c of the Athens Exchange Regulation, Alpha Bank announces that the Ordinary General Meeting of Shareholders will be held on April 19, 2005 and it is estimated that the dividend will be paid out on May 5, 2005.